October 9, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Frank Pigott

Re:	Livent Corporation (the “Company”) Registration Statement on Form S-1 File No. 333-227026

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of shares of the Company’s common stock, we hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for 3:00 p.m., Washington, D.C. time, on October 10, 2018 or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 4,080 copies of the Company’s Preliminary Prospectus dated October 1, 2018 through the date hereof to underwriters, dealers, institutional investors and others.

The undersigned, as representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
GOLDMAN SACHS & CO. LLC
CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the Several Underwriters

By:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Olympia McNerney
Name:	Olympia McNerney
Title:	Managing Director

By:	Credit Suisse Securities (USA) LLC

By:	/s/ John Traugott
Name:	John Traugott
Title:	Managing Director